EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
		2012	2012
ASSETS	Note
Current Assets
Cash and cash equivalents		8,842,077	5,636,469
Trade and other receivables		3,784,560	1,550,836
Other current assets		101,264	68,675

Total Current Assets		12,727,901	7,255,980

Non-Current Assets
Plant and equipment		45,767	48,051
Other non-current assets		37,837	37,837

Total Non-Current Assets		83,604	85,888

Total Assets		12,811,505	7,341,868

LIABILITIES
Current Liabilities
Trade and other payables		2,121,967	961,954
Other financial liabilities		754,661	335,903
Provisions		435,522	362,795
Unearned income		34,268	50,831

Total Current Liabilities		3,346,418	1,711,483

Non-Current Liabilities
Provisions		-	6,938

Total Non-Current Liabilities		-	6,938

Total Liabilities		3,346,418	1,718,421

Net Assets		9,465,087	5,623,447

Equity
Issued and unissued capital	7	93,642,687	86,134,077
Reserves	8	10,298,802	9,633,451
Accumulated losses		(94,476,402)	(90,144,081)

Total Equity		9,465,087	5,623,447

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2012	2011
Revenue from ordinary activities	4	39,577	110,266

Other income	4	2,265,883	762,861
Intellectual property expenses		(145,211)	(133,577)
Auditor and accounting expenses		(57,026)	(78,873)
Research and development expenses	5	(3,982,589)	(2,075,697)
Corporate personnel expenses		(1,512,054)	(1,224,227)
Depreciation expenses		(12,539)	(10,497)
Other expenses		(648,878)	(620,502)
Travel expenses		(68,529)	(57,918)
Public relations and marketing expenses		(59,459)	(73,203)
Foreign exchange gain (loss)		(75,661)	8,592
Gain (loss) on fair valuation of financial liabilities		(75,835)	22,934

Loss for the period		(4,332,321)	(3,369,841)

Total comprehensive loss for the period		(4,332,321)	(3,369,841)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic and diluted loss per share (cents per share)	9	(1.36)	(1.20)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2012	2011
Cash Flows related to Operating Activities
Payments to suppliers and employees	(4,647,055)	(4,103,131)
Interest received	39,309	110,251
Michael J Fox Foundation Grant	56,266	99,768
Other grants	3,000	-

Net Operating Cash Flows	(4,548,480)	(3,893,112)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(10,255)	(2,101)

Net Investing Cash Flows	(10,255)	(2,101)

Cash Flows related to Financing Activities
Proceeds from issue of securities	7,997,768	1,923,433
Transaction costs relating to equity issuances	(500,708)	(124,893)
Proceeds from borrowings	342,923

Net Financing Cash Flows	7,839,983	1,798,540

Net increase (decrease) in cash and cash equivalents	3,281,248	(2,096,673)

Cash and cash equivalents at the beginning of reporting period	5,636,469	8,838,245

Effects of exchange rate changes on cash and cash equivalents	(75,640)	5,605

Cash and cash equivalents at the end of reporting period	8,842,077	6,747,177

The above Consolidated Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
As at July 1, 2011	82,340,819	9,494,995	(84,904,612)	6,931,202

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,923,432	-	-	1,923,432
Options exercised	120,536	(120,536)	-	-
Options issued	-	125,022	-	125,022
Equity to be issued	8,525	-	-	8,525
Transaction costs	(124,893)	-	-	(124,893)
Share options – value of share option scheme	-	23,574	-	23,574
	1,927,600	28,060	-	1,955,660

Loss for the period	-	-	(3,369,841)	(3,369,841)
Total comprehensive loss for the period	-	-	(3,369,841)	(3,369,841)

As at December 31, 2011	84,268,419	9,523,055	(88,274,453)	5,517,021

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,962,237	-	-	1,962,237
Options issued	-	161,844	-	161,844
Options lapsed	-	(75,022)	-	(75,022)
Transaction costs	(96,579)	-	-	(96,579)
Share options – value of share option scheme	-	23,574	-	23,574
	1,865,658	110,396	-	1,976,054

Loss for the period	-	-	(1,869,628)	(1,869,628)
Total comprehensive loss for the period	-	-	(1,869,628)	(1,869,628)

As at June 30, 2012	86,134,077	9,633,451	(90,144,081)	5,623,447

Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,997,768	-	-	7,997,768
Options issued	-	665,351	-	665,351
Equity to be issued	11,550	-	-	11,550
Transaction costs	(500,708)	-	-	(500,708)
	7,508,610	665,351	-	8,173,960

Loss for the period	-	-	(4,332,321)	(4,332,321)
Total comprehensive loss for the period	-	-	(4,332,321)	(4,332,321)
				(4,332,321)
As at December 31, 2012	93,642,687	10,298,802	(94,476,402)	9,465,087

The above Consolidated Statement of Changes in Equity should be read in conjunction with the following notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation
The general purpose financial report for the interim half year reporting period ended December 31, 2012 has been prepared in accordance with Accounting Standard IAS 34 (AASB 134) Interim Financial Reporting and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and IAS 34 (AASB 134).

This interim financial report does not include all notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2012 and any public announcements made by Prana Biotechnology Limited (the “Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Company was authorized for issue by the Board of Directors on February 27, 2013.

Accounting Policies
The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2012.

Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the six months ended December 31, 2012, the consolidated entity incurred an operating loss of A$4,332,321, compared to an operating loss of A$3,369,841 during the six months ended December 31, 2011.  As at December 31, 2012, the consolidated entity’s net assets stood at A$9,465,087, compared to A$5,623,447 at June 30, 2012. The consolidated entity’s cash position has increased to A$8,842,077 at December 31, 2012 from A$6,747,177 at June 30, 2012.

The management of the Company believes that the going concern basis of preparation is appropriate based on the following:

•
On May 17, 2011 the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on July 13, 2011 issued a Prospectus Supplement relating to the sale of 5 million American Depositary Receipts (“ADRs”) through an “at-the-market” (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (“MLV”) as sales agent. At the Company’s discretion and instruction, MLV uses its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market.  As at the date of this report the Company sold 3,225,128 of its ADRs for aggregate gross proceeds of approximately A$5.77 million (US$5.99 million).

•
During the current reporting period the Company was successful in raising A$6.0 million of additional funding through a private placement of 32.5 million ordinary fully paid shares (equivalent to 3.25 million ADRs) at a price of A$0.185 per share at an average of 8.8% above the 30 day volume weighted average price.  This funding will enable the Company to continue to pursue the current business objectives.

•	In addition, the Company continues to pursue raising additional funds through alternative funding structures.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the abovementioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

At this time, the management is of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at December 31, 2012. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2:  Dividends
The Company resolved not to declare any dividends in the period ended December 31, 2012.

Note 3:  Segment Information
The Company's activities are predominately within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 4:  Revenue and other Income

	Six months ended December 31,
	2012	2011
Other revenue
Interest	39,577	110,266

Total other income	39,577	110,266

Other income
Donations	-	5,664
R&D Tax Concession	2,190,054	691,965
Michael J Fox Foundation Grant	75,829	65,896

Total other income	2,265,883	762,861

Note 5:  Research and Development

		Six months ended December 31,
	Note	2012	2011
Research and development expenses

Personnel expenses related to research and development	(a)	(236,415)	(321,771)
Research and development expenses	(b)	(3,746,174)	(2,075,697)

Total Research and development expenses		(3,982,589)	(2,397,468)

(a)	Personnel expenses related to research and development consist of expenses paid for wages of employees and consultants engaged by the Company to conduct research and development activities.
(b)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6:  Contingent Liabilities and Assets
There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7:  Contributed Equity

		As at
		December 31, 2012		June 30, 2012
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	340,689,928	90,941,043	297,980,818	83,432,433
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			93,642,687		86,134,077

(a) Fully paid ordinary shares

At the beginning of reporting period	297,980,818	83,432,433	275,286,783	79,639,175
Shares issued	42,709,110	8,009,318	22,352,170	3,894,194
Shares issued upon exercise of options	-	-	341,865	120,536
Transaction costs relating to share issues	-	(500,708)	-	(221,472)
At the end of reporting period	340,689,928	90,941,043	297,980,818	83,432,433

(b) Options for fully paid ordinary shares

At the beginning of reporting period	-	2,701,644	-	2,701,644
At the end of reporting period	-	2,701,644	-	2,701,644

Note 8:  Reserves – Share-Based Payments

		As at
		December 31, 2012		June 30, 2012
	Note	No.	$	No.	$
Options for fully paid ordinary shares	(a)	33,860,328	8,329,805	28,360,328	7,664,454
Options for ADRs	(b)	-	1,515,434	380,000	1,515,434
Warrants for ADRs (1 ADR = 10 ordinary shares)		-	453,563	-	453,563
Total Share-Based Payments		33,860,328	10,298,802	28,740,328	9,633,451

(a) Options over fully paid ordinary shares

At the beginning of reporting period		28,360,328	7,664,454	26,043,956	7,525,998
Options issued during the period	(i)	9,000,000	665,351	4,158,674	286,866
Exercise of options	(ii)	-	-	(341,865)	(120,536)
Expiration of options	(iii)	(3,500,000)	-	-	-
Forfeiture of options	(iv)	-	-	(1,500,437)	(75,022)
Expense recorded over vesting period of options		-	-	-	47,148
At reporting date		33,860,328	8,329,805	28,360,328	7,664,454

(i) Options issued during the period

December 31, 2012	Details	Number	Option fair value $	$
December 12, 2012	Issued to directors (1)	8,000,000	0.07	591,423
December 12, 2012	Issued to key management personnel (1)	1,000,000	0.07	73,928
		9,000,000		665,351

June 30, 2012	Details	Number	Option fair value $	$
December 19, 2011	Issued to consultants (2)	1,650,000	0.05	82,500
December 19, 2011	Issued to employees (2)	850,437	0.05	42,522
March 21, 2012	Issued to consultants (3)	650,000	0.10	63,440
March 21, 2012	Issued to employees (3)	1,008,237	0.10	98,404
		4,158,674		286,866

(ii) Exercise of options

June 30, 2012	Details	Number	Exercise Price $	$
December 22, 2011	Exercise of options (4)	(341,865)	-	(120,536)
		(341,865)		(120,536)

(iii) Expiration of options

December 31, 2012	Details	Number	$
September 23, 2012	Expired, unexercised, September 23, 2012 (5)	(3,500,000)	-
		(3,500,000)	-

(iv) Forfeiture of options

June 30, 2012	Details	Number	$
May 21, 2012	Lapsed due to vesting conditions not being met (2)	(1,500,437)	(75,022)
		(1,500,437)	(75,022)

		As at
		December 31, 2012		June 30, 2012
	Note	No.	$	No.	$
(b) Options over ADRs

At the beginning of reporting period		380,000	1,515,434	380,000	1,515,434
Expired options, unexercised	(i)	(380,000)	-	-	-
At reporting date		-	1,515,434	380,000	1,515,434

(i) Expiration of options

December 31, 2012	Details	Number	$
December 17, 2012	Expired, unexercised, December 17, 2012 (6)	(380,000)	-
		(380,000)	-
(1)	Options exercisable at A$0.33 on or before December 13, 2017;
(2)	Options exercisable at A$0.25 on or before December 19, 2014;
(3)	Options exercisable at A$0.25 on or before March 20, 2017;

(4)	Options that were exercisable at A$0 on or before December 31, 2011 with a share price hurdle of A$0.50 for five consecutive trading days.
(5)	Options that were exercisable at A$0.30 on or before September 23, 2012;
(6)	Options that were exercisable at US$5.00 on or before December 17, 2012. These options were convertible to ADRs, 1 ADR = 10 ordinary shares.

Note 9:  Loss per Share

	As at
	December 31, 2012	December 31, 2011
Basic loss per share (cents) (a)	(1.36)	(1.20)
Diluted loss per share (cents) (b)	(1.36)	(1.20)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(4,332,321)	(3,369,841)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	319,088,732	279,656,619

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore all the options have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10:  Net Tangible Assets

	As at
	December 31, 2012	June 30, 2012
Net Tangible Assets	$9,465,087	$5,623,447
No. of Shares	340,689,928	297,980,818

Net Tangible Assets per share (cents)	2.78	1.89

Note 11:  Cash Flow Reconciliation

	As at
	December 31, 2012	December 31, 2011
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(4,332,321)	(3,369,841)

Add back depreciation expense	12,539	10,497
Add back loss (gain) on fair value of financial liabilities	75,835	(22,934)
Add back equity issued for nil consideration	677,051	157,117
Loss (gain) on sale of plant & equipment	(150)	-
Increase in Provisions	65,789	30,294
Decrease (increase) in Accounts Receivable	(2,233,724)	(688,536)
Decrease (increase) in Other Current Assets	(32,588)	11,087
Increase (decrease) in Accounts Payable	1,160,012	(15,191)
Increase (decrease) in Other Current Liabilities	(16,563)	-
Add back loss (gain) from foreign exchange	75,640	(5,605)
Net Operating Cash Flows	(4,548,480)	(3,893,112)

	As at
	December 31, 2012	June 30, 2012
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	$8,842,077	$5,636,469

Note 12:  Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval.  For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2012.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  Initially, we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound.  In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2012.

Highlights For The Six Months Ended December 31, 2012

By the end of the calendar year 2012, Prana completed enrollment in its two Phase II trials with our lead Metal Protein Attenuating Compound (MPAC), PBT2.  The first trial to complete recruitment was the ‘IMAGINE’ trial, a 12 month study in patients with prodromal or mild Alzheimer’s disease.  The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation , or ADDF.  Forty two patients were randomized to receive either 250mg of PBT2 or a placebo dose once daily.  The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography, or PET, imaging techniques.  Notably, the screening intake criteria required patients to have a required level of amyloid deposition prior to entering the trial as measured by PET.  The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery and functional endpoints as assessed by the Alzheimer Disease Cooperative Study-Activities of Daily Living Scale. This trial, known as  “IMAGINE”,  is on target to be completed by the end of 2013 and to report results in first quarter 2014.

Late in December 2012, Prana’s Phase IIa study in early to mid-stage Huntington disease known as “Reach2HD”’ completed enrolment. One hundred and nine patients were randomized to receive either 250mg, 100mg or a placebo dose once daily for the six month trial. The Reach2HD study will assess safety and tolerability of PBT2 together with cognitive, motor, behavioral and functional changes in Huntington disease patients. A small sub-study within Reach2HD will explore the effects of PBT2 on brain metal iron mapping using Magnetic Resonance Imaging (MRI). In addition, possible biomarkers of Huntington disease will be assessed from plasma and urine samples.  This study is the first clinical trial with PBT2 in this patient population.  Reach2HD is on target to report results in fourth quarter of 2013.

Both the Reach2HD and the IMAGINE clinical trials are conducted under the governance of independent Data Safety Monitoring Boards, or DSMB.  The DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials, in order to safeguard the interests and safety of participating patients. During the conduct of the trials to date, the respective DSMB’s have met and maintained their recommendation to continue the protocols as planned.  One such DSMB meeting was announced in September 2012.

On November 29, 2012, the New York Academy of Sciences held a symposium entitled, “Targeting Metals in Alzheimer’s and Other Neurodegenerative Disease.” Featured presenters included, Dr. Rudy Tanzi, the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University, Dr. Steven Hersch of Massachusetts General Hospital and Harvard Medical School, Dr. Dan Tardiff of the Whitehead Institute of Medical Research and Dr. Robert Cherny, our company’s Head of Research.  The presentations provided an in depth review of the role metals play in the causative events leading to the neuropathology that drives Alzheimer’s disease, Parkinson’s disease and Huntington disease.  Prana’s  potentially disease modifying therapeutic strategy involving the design of small molecules to restore the balance of transition metals in the brain (that are critical for neuronal function) and reduce the accumulation of aggregated target proteins was discussed.

In November 2012, Prana scientists, Associate Professor Robert Cherny, Prana’s Head of Research and Associate  Professor David Finkelstein, Head of the Synaptic Neurobiology Laboratory at the Florey Institute of Neuroscience and Mental Health, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT434 in a program entitled, “Identifying the mechanisms of action of a novel 8-hydroxy quinazolinone in models of Parkinson's disease.”

In December 2012, we announced the publication of the paper entitled, “PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington's disease” in the Journal of Huntington’s Disease.  This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain.  The work underpins the ongoing Reach2HD trial in Huntington disease patients.

Previously, we announced that The Michael J. Fox Foundation, or MJFF, provided us with a grant to support the pre-clinical characterization of our Parkinson’s Disease compound, PBT434.  The program is entitled, “PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials” and is part of MJFF’s Pipeline Program to support its Therapeutic Development Initiative.  Research supported by this grant is continuing through the 2013 calendar year and has included various preclinical toxicology studies which were all successful, a clear genotoxicity report and successful safety pharmacology studies. The next step, to investigate the maximum tolerated dose in animals, is underway with PBT434.

Six Months Ended December 31, 2012 Compared to Six Months Ended December 31, 2011

Revenue

Revenue, consisting of interest income, decreased to A$39,577 for the six months ended December 31, 2012 from A$110,266 for the six months ended December 31, 2011, a decrease of A$70,689, or 64.11%.  The decrease in interest income is primarily attributable to a decrease in cash and cash equivalents held during the six months ended December 31, 2012.

Other Income

We had other income of A$2,265,883 for the six months ended December 31, 2012 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  The research and development tax refund is related for the 2012 and 2013 financial years.  We had other income of A$762,861 for the six months ended December 31, 2011 relating to a grant we received from the Michael J Fox Foundation and research and development tax refund related to the 2010 financial year.

Research and development expenses

Research and development expenses increased to A$3,982,589 for the six months ended December 31, 2012 from A$2,397,468 for the six months ended December 31, 2011, an increase of A$1,585,121, or 66.12%.  The increase in research and development expenses in the six months ending December 31, 2012 was primarily due to intensive recruitment to complete enrolment of the Phase II imaging study in Alzheimer’s patients (the ‘IMAGINE’ trial) and Phase IIa study in Huntington’s disease patients (the ‘Reach2HD’ trial).  All sites in the United States and Australia were operational and incurring costs by the end of 2012.

Corporate personnel expenses

Corporate personnel expenses increased to A$1,512,054 for the six months ended December 31, 2012 from A$902,456 for the six months ended December 31, 2011, an increase of A$609,598 or 67.55%.  The increase in personnel expenses is primarily attributable to the issue of options to directors and key management personnel in December 2012 with an accounting value of A$665,351.

Intellectual property expenses

Intellectual property expenses increased to A$145,211 for the six months ended December 31, 2012 from A$133,577 for the six months ended December 31, 2011, an increase of A$11,634, or 8.71%.  The increase in intellectual property expenses for the six months ending December 31, 2012 was primarily due to increased annuity costs for the patent portfolio.

Auditor and accounting expenses

Audit and accounting expenses decreased to A$57,026 for the six months ended December 31, 2012 from A$78,873 for the six months ended December 31, 2011, a decrease of A$21,847, or 27.70%.  The decrease in auditor and accounting expenses in the six months ended December 31, 2012 was primarily attributable to decreased costs for services provided in connection with the filings of our registrations statements with the Securities and Exchange Commission in 2011.

Travel expenses

Travel expenses increased to A$68,529 for the six months ended December 31, 2012 from A$57,918 for the six months ended December 31, 2011, an increase of A$10,611, or 18.32%.  The increase in travel expenses is primarily attributable to increased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$59,459 for the six months ended December 31, 2012 from A$73,203 for the six months ended December 31, 2011, an decrease of A$13,744, or 18.78%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2012 period is primarily attributable to a decreased number of public announcements regarding the company’s research and development activities.

Depreciation expense

Depreciation expense increased to A$12,539 for the six months ended December 31, 2012 from A$10,497 for the six months ended December 31, 2011, an increase of A$2,042, or 19.45%.  The increase in depreciation expense is primarily attributable to an increase in the purchase of additional plant and equipment. An aggregate of A$10,255 was purchased during the six months ended December 31, 2012, compared to A$2,101 in the six months ended December 31, 2011.

Other expenses

Other expenses from ordinary activities increased to A$648,878 for the six months ended December 31, 2012 from A$620,502 for the six months ended December 31, 2011, an increase of A$28,376, or 4.57%.  The increase is primarily attributable to an increase in insurance costs associated with the Company’s clinical trials.  In addition, office rent costs increased due to a rise in the rent paid by the Company in the six months ended December 31, 2012.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$75,661 for the six months ended December 31, 2012 compared to a foreign exchange gain of A$8,592 for the six months ended December 31, 2011.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2012 period, the Australian dollar depreciated against the U.S. dollar by 2.13% and in the 2011 period the Australian dollar appreciated against the U.S. dollar by 4.21%.  The loss recorded in the 2012 period was due to the depreciation of the Australian dollar against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  The gain recorded in the 2011 period was due to an increase in cash that we held in foreign currency and the appreciation of the Australian dollar against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.

Gain (loss) on fair valuation of financial liabilities

We recorded a loss on fair value of financial liabilities of A$75,835 for the six months ended December 31, 2012 compared to a gain on fair value of financial liabilities of A$22,934 for the six months ended December 31, 2011.  The loss in 2012 and gain in 2011 are attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF.  The Company issued warrants to purchase 612,397 of our ordinary shares to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 received from the ADDF during the fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain and loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes that inflation has had no material impact on our Company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2012 our accumulated deficit totaled A$94,476,402.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

On February 21, 2011, the ADDF, awarded us a grant of US$700,000, to be provided in two equal installments over two years, of which US$350,000 was provided.  The ADDF is based in New York and functions on a venture philanthropy model.  We issued to ADDF a convertible promissory note in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17, being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We received the second installment of US$350,000 on December 31, 2012.  The note will become due and payable on February 25, 2014, unless converted earlier.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our Company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.  The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

On March 28, 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million.  Under the terms of the offering, we sold an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR).  We also granted to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

On June 30, 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million.  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that will expire March 24, 2015.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, or MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  Until such time as we qualify as an accelerated filer, as defined by the SEC, the aggregate ordinary shares represented by ADSs which we may sell in any one year period may not exceed one-third of our public float.  The ADSs are evidenced by ADRs.  We pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  The actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  As of December 31, 2012, we issued a total amount of 3,225,128 ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$5.77 million (US$5.99 million).

On October 1, 2012, we raised approximately A$6.0 million through a private placement of 32,500,000 ordinary fully paid shares (equivalent to 3.25 million ADRs) at a price of A$0.185 per share.  The capital was raised in order to support our ongoing IMAGINE and Reach2HD trials.

Capital expenditures for the six months ended December 31, 2012 were A$10,255 and capital expenditures for the six months ended December 31, 2011 were A$2,101.  These expenditures were principally for plant and computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years.   Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the half-year ended December 31, 2012, we recorded A$2,190,054 in other income with respect to funds we will receive in relation to the 2012 and 2013 financial years under the research and development incentive scheme.

We had A$8,842,077 of cash and cash equivalents at December 31, 2012, compared to A$5,636,469 at June 30, 2012.

Our management believes that the going concern basis of preparation of our financial statements for the six months ended December 31, 2012 is appropriate given our cash position.

We are also continuing to pursue raising additional funds through alternative funding structures.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology should the need arise to conserve cash.

Cash Flows

Net cash used in operating activities increased to A$4,548,480 for the six months ended December 31, 2012 from A$3,893,112 for the six months ended December 31, 2011.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The increase in net cash used in the 2012 period was primarily due to payments to clinical trial sites, vendors and consultants to complete enrolment of patients on to the IMAGINE and Reach2HD trials and implement the protocols.

Net cash used in investing activities increased to A$10,255 for the six months ended December 31, 2012 from A$2,101 for the six months ended December 31, 2011.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment during the six months ended December 31, 2012 and 2011.

Net cash provided by financing activities was A$7,839,983 for the six months ended December 31, 2012 compared to A$1,798,540 for the six months ended December 31, 2011.  Cash flows provided by financing activities for the six months ended December 31, 2012 is attributable to the sale of 1,020,911 ADRs under the At-The-Market Sales facility, or ATM facility,  in the six months ended December 31, 2012 and a private placement of our ordinary shares in October 2012.  Cash flows provided by financing activities for the six months ended December 31, 2011 is attributable to the sale of 1,011,013 ADRs under the At-The-Market Sales  facility in the six months ended December 31, 2011.

We realized a foreign exchange loss of A$75,640 for the six months ended December 31, 2012 compared to a foreign exchange gain of A$5,605 for the six months ended December 31, 2011.  In the 2012 period, the Australian dollar depreciated against the U.S. dollar and in the 2011 period, the Australian dollar appreciated against the U.S. dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2012.